EXHIBIT 99.1

February 28, 2024

AVINO PROVIDES UPDATE ON ITS 100% OWNED LA PRECIOSA PROPERTY, PREPARING FOR PRODUCTION

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) is pleased to provide an update on recently completed and ongoing work in connection with La Preciosa, our development stage mineral property which hosts one of the largest undeveloped primary silver resources in Mexico. La Preciosa is located adjacent to Avino’s existing operations in Durango, Mexico. The addition of La Preciosa’s mineral resource inventory significantly increased Avino’s consolidated NI 43-101 mineral resources, which is currently 371 million silver equivalent ounces.

At La Preciosa, capital for 2024 is expected to be between US$3.0 – US$4.0 million and will include surface works and equipment procurement intended for the first phase of mine development for the Gloria and Abundancia Veins. Avino already has the mining equipment necessary to commence operations at La Preciosa.

The application for the Environmental permit has been submitted by the Company to the relevant authorities. A further permit will be submitted shortly after receipt of the Environmental permit, which is required to commence the construction of the portal, haulage ramp, and the mining of the Gloria and Abundancia veins. Avino anticipates receiving these permits sometime in 2024.

The onsite drill core storage and office buildings are in good condition and are solar powered. Avino is committed to operating La Preciosa with a small environmental footprint and at a low cost.

ONGOING WORKS AT LA PRECIOSA AND PREP WORK AT THE AVINO MILL INCLUDE:

La Preciosa – Surface & Site Works

•	Surface Office building rehabilitation
•	Extensive sampling of historic surface mineralized stockpiles
•	Haulage of historic stockpiles to the Avino milling complex
•	Reinforcing stability of walls at the mine entrance and previously developed areas underground

Avino Mill Processing Works

•	Rehabilitation of an unused thickener tank in preparation for processing the previously mentioned stockpiles, in one of Avino’s 250 TPD circuit’s is currently in progress
•	Once the rehabilitation work on the thickener is complete, production of a silver-gold concentrate from this stockpile material will commence which will be another milestone for the Company

David Wolfin, President and CEO commented “In early January, we announced that a long-term land-use agreement with a local community for the development of La Preciosa had been signed. This was a pivotal achievement and brought us another step closer to our goal of bringing La Preciosa into production. Given all the recent activity at site, we are incredibly pleased to provide this current update on ongoing works at the property.”

February 28, 2024 – Avino Silver & Gold Mines Ltd. – News Release

Avino Provides Update on its 100% Owned La Preciosa Property, Preparing for Production

CSR ONGOING INITIATIVES AND STRATEGY

•	The Company’s local and senior management recently distributed Samsung Tablets and TVs to the local community schools for all age groups
•	Avino is dedicated to a comprehensive strategy that provides educational resources to students who may otherwise not have those opportunities
•	Avino is keen to educate a future work force
•	Dedicated to strengthening relationships in the communities in which we operate
•	Committed to providing educational tools to the schools
•	Provide Information, education and support to communities
•	Videos and photos can be viewed on the Company website by clicking this link

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on  X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

February 28, 2024 – Avino Silver & Gold Mines Ltd. – News Release

Avino Provides Update on its 100% Owned La Preciosa Property, Preparing for Production

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards. The U.S. Securities and Exchange Commission ("SEC") now recognizes estimates of "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" and uses new definitions of "proven mineral reserves" and "probable mineral reserves" that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" that the Issuer reports are or will be economically or legally mineable. Further, "inferred mineral resources" are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources dated October 16, 2023 as well as the Prefeasibility Study dated January 16, 2024 and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property, the La Preciosa Property, or the Oxide Tailings Project has the amount of mineral resources or mineral reserves indicated in their reports or that such mineral resources and mineral reserves may be economically extracted. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 40-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.